Exhibit 99.1

BiondVax to Close Trading on NASDAQ on July 10, 2015

BiondVax launches a new investor relations website (www.biondvax.com) providing international investors with comprehensive information about the Company, progress and its strategy

Ness Ziona, Israel – July 2, 2015 – BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV, TASE: BVXV) today announced that it will be closing trading on the NASDAQ market on Friday, July 10, 2015, in celebration of its recent initial public offering in the United States and the launch of its international investor relations program. This event will be the culmination of a week of meetings as part of a non-deal roadshow with US-based institutional investors and financial analysts.

In addition, BiondVax today announced the launch of its new investor relations website, which can be found at www.biondvax.com.

Institutional investors or analysts interested in meeting with BiondVax management in New York or wishing to attend the market closing event should contact the Company’s investor relations team.

Ron Babecoff, BiondVax’s President and CEO, commented, “We are very much looking forward to launching our investor relations operations in the US. The closing event at the NASDAQ is an excellent starting point and the culmination of a long and an important process for us, of listing our shares in the United States, and by that making ourselves accessible to the US capital market.”

About BiondVax Pharmaceuticals Ltd

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax’s technology utilizes a unique, proprietary combination of conserved and common peptides from influenza virus proteins to activate both arms of the immune system for a cross-protecting and long-lasting effect.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, risks inherent in the development and commercialization of potential products, dependence upon collaborators, and adequacy of capital resources for product development and commercialization. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

For further information, please contact:

Company Contact Dr Limor Chen, Director of BD limor.c@biondvax.com	Investor Relations Contact GK Investor Relations Kenny Green, Partner +1 646 201 9246 biondvax@gkir.com